FS-2 Page 1 of 1
Pepco Holdings, Inc. Parent Balance Sheet (Dollars in Millions) (Unaudited)
Actual March 31, 2004
ASSETS

Current Assets
Cash and cash equivalents	92.8
Accounts receivable	1.3
Notes receivable to associated companies	897.6
991.7

Investments and Other Assets
Investment in consolidated companies	4,149.1
Deferred income taxes	68.6
Other	14.1
4,231.8

Property, Plant and Equipment
Intangible assets	13.6
Less accumulated amortization	8.8
4.8

Total Assets	5,228.3

LIABILITIES AND OWNER'S EQUITY

Current Liabilities
Short-term debt	200.0
Accounts payable	1.3
Interest and taxes accrued	0.7
202.0

Long-Term Debt	1,998.8

Capitalization
Common stock	1.7
Additional paid-in capital	2,251.0
Treasury stock	(0.2)
Other comprehensive loss	(14.3)
Retained earnings	789.3
Total equity	3,027.5

Total capitalization	3,027.5

Total Capitalization and Liabilities	5,228.3